STATEMENT OF INVESTMENTS

Dreyfus Institutional Money Market Fund, Government Securities Series

September 30, 2008 (Unaudited)

U.S. Treasury Bills--15.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
12/26/08			
(cost $4,975,454)	2.08	5,000,000	**4,975,454**
Repurchase Agreements--85.0%			
Banc of America Securities LLC			
dated 9/30/08, due 10/1/08 in the amount of			
$4,000,011 (fully collateralized by $3,981,000 U.S.			
Treasury Notes, 4%, due 8/31/09, value $4,080,027)	0.10	4,000,000	4,000,000
Credit Suisse (USA) Inc.			
dated 9/30/08, due 10/1/08 in the amount of			
$4,000,028 (fully collateralized by $3,085,000 U.S.			
Treasury Bonds, 6.75%, due 8/15/26, value $4,080,398)	0.25	4,000,000	4,000,000
Deutsche Bank Securities			
dated 9/30/08, due 10/1/08 in the amount of			
$4,000,056 (fully collateralized by $3,807,900 U.S.			
Treasury Notes, 4.50%, due 9/30/11, value $4,080,089)	0.50	4,000,000	4,000,000
Goldman, Sachs & Co.			
dated 9/30/08, due 10/1/08 in the amount of			
$4,200,002 (fully collateralized by $3,912,700 U.S.			
Treasury Notes, 4.25%, due 11/15/14, value $4,284,084)	0.02	4,200,000	4,200,000
Greenwich Capital Markets			
dated 9/30/08, due 10/1/08 in the amount of			
$4,000,022 (fully collateralized by $3,525,000 U.S.			
Treasury Bonds, 5%, due 5/15/37, value $4,083,501)	0.20	4,000,000	4,000,000
HSBC USA Inc.			
dated 9/30/08, due 10/1/08 in the amount of			
$4,000,022 (fully collateralized by $4,095,000 U.S.			
Treasury Bills, due 1/15/09, value $4,083,821)	0.20	4,000,000	4,000,000
J.P. Morgan Chase & Co.			
dated 9/30/08, due 10/1/08 in the amount of			
$4,000,011 (fully collateralized by $3,070,000 Treasury			
Inflation Protected Securities, 3.50%, due 1/15/11, value			
$4,081,634)	0.10	4,000,000	4,000,000
Total Repurchase Agreements			
(cost $28,200,000)			**28,200,000**
Total Investments (cost $33,175,454)		**100.0%**	**33,175,454**
Liabilities, Less Cash and Receivables		**(.0%)**	**(8,767)**
Net Assets		**100.0%**	**33,166,687**

At September 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of September 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	33,175,454
Level 3 - Significant Unobservable Inputs	0
Total	33,175,454

STATEMENT OF INVESTMENTS

Dreyfus Institutional Money Market Fund, Money Market Series

September 30, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--18.2%	Principal Amount ($)	Value ($)
Branch Banking & Trust Co.		
2.89%, 11/5/08	3,000,000	3,000,000
Fifth Third Bank		
2.80%, 11/10/08	5,000,000	5,000,000
State Street Bank and Trust Co.		
3.00%, 10/20/08	3,000,000	3,000,000
SunTrust Bank		
3.00%, 12/16/08	3,000,000	3,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $14,000,000)		**14,000,000**
Commercial Paper--37.8%		
Barclays U.S. Funding Corp.		
2.70%, 10/6/08	2,000,000	1,999,260
Beethoven Funding Corp.		
6.50%, 10/1/08	3,000,000 [a]	3,000,000
Calyon North America Inc.		
2.75%, 10/6/08	3,000,000	2,998,871
Canadian Imperial Holdings		
2.79%, 10/9/08	2,000,000	1,998,778
Cancara Asset Securitisation Ltd.		
6.00%, 10/1/08	3,000,000 [a]	3,000,000
Citigroup Funding Inc.		
2.83%, 10/7/08	4,000,000	3,998,140
Gemini Securitization Corp., LLC		
6.00%, 10/1/08	3,000,000 [a]	3,000,000
Greenwich Capital Holdings Inc.		
2.71%, 10/7/08	3,000,000	2,998,665
Mont Blanc Capital Corp.		
7.00%, 10/1/08	3,000,000 [a]	3,000,000
Three Pillars Funding LLC		
6.50%, 10/1/08	3,000,000 [a]	3,000,000
Total Commercial Paper		
(cost $28,993,714)		**28,993,714**
Corporate Note--2.6%		
Wachovia Bank, N.A.		
3.25%, 12/24/08		
(cost $1,996,180)	2,000,000 [b]	**1,996,180**
U.S. Government Agency--28.7%		
Federal Home Loan Bank System		
0.10%, 10/1/08		
(cost $22,000,000)	22,000,000	**22,000,000**
Repurchase Agreement--13.0%		
Barclays Financial LLC		
1.80%, dated 9/30/08, due 10/1/08 in the amount of		
$10,000,500 (fully collateralized by $10,108,000		

Federal National Mortgage Association, 4.81%, due 2/10/12, value $10,200,741) (cost $10,000,000)		10,000,000	**10,000,000**
Total Investments (cost $76,989,894)	**100.3%**		**76,989,894**
Liabilities, Less Cash and Receivables	**(.3%)**		**(225,326)**
Net Assets	**100.0%**		**76,764,568**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2008, these securities amounted to $15,000,000 or 19.5% of net assets.

b   Variable rate security--interest rate subject to periodic change.

At September 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of September 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	76,989,894
Level 3 - Significant Unobservable Inputs	0
Total	76,989,894